Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2025 Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2025 Results

Shanghai, China, March 17, 2026 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Net revenue increased by 8.6% year-over-year (“Y-o-Y”) to RMB2,921.7 million (US$417.8 million) in the fourth quarter of 2025 (4Q2024: RMB2,690.7 million).

•	Net loss[1] was RMB462.8 million (US$66.2 million) in the fourth quarter of 2025 (4Q2024: RMB173.4 million).

•	Net loss margin was 15.8% in the fourth quarter of 2025 (4Q2024: 6.5%).

•	Adjusted EBITDA (non-GAAP) increased by 5.2% Y-o-Y to RMB1,365.6 million (US$195.3 million) in the fourth quarter of 2025 (4Q2024: RMB1,297.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 46.7% in the fourth quarter of 2025 (4Q2024: 48.2%).

Full Year 2025 Financial Highlights

•	Net revenue increased by 10.8% year-over-year (“Y-o-Y”) to RMB11,432.3 million (US$1,634.8 million) in 2025 (2024: RMB10,322.1 million).

•	Net income was RMB959.4 million (US$137.2 million) in 2025 (2024: net loss of RMB770.9 million).

•	Net income margin was 8.4% in 2025 (2024: net loss margin of 7.5%).

•	Adjusted EBITDA (non-GAAP) increased by 10.8% Y-o-Y to RMB5,403.5 million (US$772.7 million) in 2025 (2024: RMB4,876.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 47.3% in 2025 (2024: 47.2%).

1 For comparative purpose, net loss and net loss margin for the fourth quarter of 2024 and full year 2024 are for continuing operations only.

Fourth Quarter and Full Year 2025 Operating Highlights

•	Total area committed and pre-committed increased by 6.4% Y-o-Y to 670,106 sqm as of December 31, 2025 (December 31, 2024: 629,997 sqm).

•	Area utilized increased by 11.4% Y-o-Y to 504,843 sqm as of December 31, 2025 (December 31, 2024: 453,094 sqm).

•	Area in service increased by 8.9% Y-o-Y to 668,283 sqm as of December 31, 2025 (December 31, 2024: 613,583 sqm)

•	Utilization rate (area utilized divided by area in service) was 75.5% as of December 31, 2025 (December 31,2024: 73.8%).

“We concluded 2025 on a strong note, delivering solid financial and operational results that underscore our disciplined execution and strategic focus,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS. “During the year of 2025, we achieved the highest level of gross new bookings and gross move-in for the past five years. We strongly believe that demand will further accelerate during the AI era. Heading into 2026, we remain committed to disciplined and sustainable growth, viewing AI as a transformative catalyst for our long-term success.”

“In 2025, our revenue increased by 10.8% and adjusted EBITDA grew by 10.8% year-over-year, yielding an adjusted EBITDA margin of 47.3%,” added Mr. Dan Newman, Chief Financial Officer. “We completed the milestone ABS and C-REIT asset monetisation transactions in 2025 which provides us with flexibility in terms of recycling capital by accessing China equity. Recently, we raised US$685 million through sale of DayOne shares and a private placement of convertible preferred shares, further solidifying our financial position. We are well prepared in terms of funding capabilities for data center capacity expansion to address the compelling new opportunities in our core business.”

Fourth Quarter 2025 Financial Results

Net revenue in the fourth quarter of 2025 was RMB2,921.7 million (US$417.8 million), an 8.6% increase over the same period last year of RMB2,690.7 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the fourth quarter of 2025 was RMB2,309.3 million (US$330.2 million), a 9.3% increase over the same period last year of RMB2,112.5 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB612.4 million (US$87.6 million) in the fourth quarter of 2025, a 5.9% increase over the same period last year of RMB578.1 million.

Gross profit margin was 21.0% in the fourth quarter of 2025, compared with 21.5% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as a percentage of net revenue.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,477.9 million (US$211.3 million) in the fourth quarter of 2025, a 5.8% increase over the same period last year of RMB1,396.7 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 50.6% in the fourth quarter of 2025, compared with 51.9% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as a percentage of net revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB12.1 million (US$1.7 million), were RMB30.3 million (US$4.3 million) in the fourth quarter of 2025, a 27.8% increase over the same period last year of RMB23.7 million (excluding share-based compensation of RMB6.9 million). The Y-o-Y increase was mainly due to higher sales-related personnel costs.

General and administrative expenses, excluding share-based compensation expenses of RMB46.8 million (US$6.7 million), depreciation and amortization expenses of RMB57.7 million (US$8.2 million) and operating lease cost relating to prepaid land use rights of RMB15.4 million (US$2.2 million), were RMB79.2 million (US$11.3 million) in the fourth quarter of 2025, a 27.0% decrease over the same period last year of RMB108.5 million (excluding share-based compensation expenses of RMB55.9 million, depreciation and amortization expenses of RMB79.0 million and operating lease cost relating to prepaid land use rights of RMB15.6 million). The Y-o-Y decrease was mainly due to a decrease in professional fees and cost savings at the corporate level.

Research and development costs were RMB7.7 million (US$1.1 million) in the fourth quarter of 2025, compared with RMB6.9 million in the same period last year.

Impairment losses of long-lived assets were RMB1,561.2 million (US$223.3 million) in the fourth quarter of 2025, compared with nil in the same period last year. The impairment loss arises when the estimated undiscounted future cash flows expected to result from the direct use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. Due to lower sales price as well as fixed remaining lease term for data centers located in leased properties, based on the Company’s assessment, the impairment loss was recorded in the fourth quarter of 2025, which was the excess of the carrying amount of the asset group over the fair value of the asset group.

Net interest expenses for the fourth quarter of 2025 were RMB412.9 million (US$59.0 million), a 10.0% decrease over the same period last year of RMB458.7 million. The Y-o-Y decrease was mainly due to lower interest rates.

Foreign currency exchange loss for the fourth quarter of 2025 was RMB0.3 million (US$0.04 million), compared with foreign currency exchange gain of RMB8.1 million in the same period last year.

Others, net for the fourth quarter of 2025 was RMB3.2 million (US$0.5 million), compared with RMB29.7 million in the same period last year.

Loss on deconsolidation of subsidiaries for the fourth quarter of 2025 was RMB62.2 million (US$8.9 million), mainly arising from adjustment of gain on deconsolidation of the data center project companies which were sold to the C-REIT, compared with nil in the same period last year.

Income tax expenses for the fourth quarter of 2025 were RMB23.3 million (US$3.3 million), compared with RMB34.1 million in the same period last year. The effective tax rate was negative 1.4% for the fourth quarter of 2025, compared with negative 24.5% in the same period last year, which was mainly due to the valuation allowance provided for the deferred tax assets arising from the impairment losses of long-lived assets.

Share of results of equity method investees for the fourth quarter of 2025 was an income of RMB1,230.7 million (US$176.0 million), mainly arising from the dilution gain of our investment in DayOne Data Centers Limited (“DayOne”) following the completion of part of DayOne’s Series C Convertible Preferred Share issue in the fourth quarter of 2025, compared with nil in the same period last year.

Net loss in the fourth quarter of 2025 was RMB462.8 million (US$66.2 million), compared with RMB173.4 million in the same period last year.

Basic and diluted loss per ordinary share in the fourth quarter of 2025 was RMB0.31 (US$0.04), compared with income of RMB2.81 in the same period last year.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2025 was RMB2.47 (US$0.35), compared with income of RMB22.51 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,365.6 million (US$195.3 million) in the fourth quarter of 2025, a 5.2% increase over the same period last year of RMB1,297.7 million.

Adjusted EBITDA margin (non-GAAP) was 46.7% in the fourth quarter of 2025, compared with 48.2% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as a percentage of net revenue.

Full Year 2025 Financial Results

Net revenue in 2025 was RMB11,432.3 million (US$1,634.8 million), a 10.8% increase from RMB10,322.1 million in 2024.

Cost of revenue in 2025 was RMB8,846.9 million (US$1,265.1 million), a 9.2% increase from RMB8,099.4 million in 2024.

Gross profit was RMB2,585.4 million (US$369.7 million) in 2025, a 16.3% increase from RMB2,222.6 million in 2024.

Selling and marketing expenses, excluding share-based compensation expenses of RMB33.2 million (US$4.8 million), were RMB116.1 million (US$16.6 million) in 2025, a 27.0% increase from RMB91.4 million (excluding share-based compensation of RMB25.0 million) in 2024.

General and administrative expenses, excluding share-based compensation expenses of RMB178.6 million (US$25.5 million), depreciation and amortization expenses of RMB245.0 million (US$35.0 million) and operating lease cost relating to prepaid land use rights of RMB62.0 million (US$8.9 million), were RMB412.4 million (US$59.0 million) in 2025, a 4.3% increase from RMB395.3 million (excluding share-based compensation expenses of RMB165.6 million, depreciation and amortization expenses of RMB291.7 million and operating lease cost relating to prepaid land use rights of RMB65.3 million) in 2024.

Research and development costs were RMB32.7 million (US$4.7 million) in 2025, compared with RMB36.3 million in 2024.

Impairment losses of long-lived assets were RMB1,561.2 million (US$223.3 million) in 2025, compared with nil in 2024.

Net interest expenses were RMB1,634.9 million (US$233.8 million) in 2025, a 10.9% decrease from RMB1,834.9 million in 2024.

Foreign currency exchange gain in 2025 was RMB1.5 million (US$0.2 million), compared with RMB18.9 million in the same period last year.

Others, net was RMB38.2 million (US$5.5 million) in 2025, compared with RMB49.1 million in 2024.

Gain on deconsolidation of subsidiaries in 2025 was RMB2,364.1 million (US$338.1 million), compared with nil in 2024.

Income tax expenses in 2025 were RMB469.7 million (US$67.2 million), compared with RMB156.1 million in 2024.

Share of results of equity method investees in 2025 was an income of RMB715.9 million (US$102.4 million), compared with nil in 2024.

Net income in 2025 was RMB959.4 million (US$137.2 million), compared with net loss of RMB770.9 million in 2024.

Basic and diluted income per ordinary share in 2025 were RMB0.59 (US$0.08) and RMB0.55 (US$0.08), respectively, compared with both income of RMB2.29 in 2024.

Basic and diluted income per American Depositary Share (“ADS”) in 2025 were RMB4.71 (US$0.67) and RMB4.44 (US$0.63), respectively, compared with both income of RMB18.28 in 2024.

Adjusted EBITDA was RMB5,403.5 million (US$772.7 million) in 2025, a 10.8% increase from RMB4,876.4 million in 2024. Adjusted EBITDA margin (non-GAAP) was 47.3% in 2025, compared with 47.2% in 2024.

Liquidity

As of December 31, 2025, cash was RMB14,306.0 million (US$2,045.7 million).

Total short-term debt was RMB3,648.9 million (US$521.8 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,951.7 million (US$422.1 million) and the current portion of finance lease and other financing obligations of RMB697.1 million (US$99.7 million). Total long-term debt was RMB42,561.6 million (US$6,086.2 million), comprised of long-term borrowings (excluding current portion) of RMB23,363.2 million (US$3,340.9 million), convertible bonds payable of RMB12,144.4 million (US$1,736.6 million) and the non-current portion of finance lease and other financing obligations of RMB7,054.0 million (US$1,008.7 million).

During the fourth quarter of 2025, the Company obtained new debt financing and refinancing facilities of RMB855.0 million (US$122.3 million).

During the full year of 2025, the Company obtained new debt financing and refinancing facilities of RMB13,875.5 million (US$1,984.2 million).

Fourth Quarter and Full Year 2025 Operating Results

Sales

Total area committed and pre-committed at the end of the fourth quarter of 2025 was 670,106 sqm, compared with 629,997 sqm at the end of the fourth quarter of 2024 and 656,729 sqm at the end of the third quarter of 2025, an increase of 6.4% Y-o-Y and an increase of 2.0% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2025, gross additional total area committed was 21,665 sqm. Net additional total area committed was 13,377 sqm. In the full year of 2025, gross additional total area committed was 96,766 sqm. Net additional total area committed was 40,109 sqm.

Data Center Resources

Area in service at the end of the fourth quarter of 2025 was 668,283 sqm, compared with 613,583 sqm at the end of the fourth quarter of 2024 and 653,762 sqm at the end of the third quarter of 2025, an increase of 8.9% Y-o-Y and an increase of 2.2% Q-o-Q, respectively.

Area under construction at the end of the fourth quarter of 2025 was 73,994 sqm, compared with 102,691 sqm at the end of the fourth quarter of 2024 and 72,764 sqm at the end of the third quarter of 2025, a decrease of 27.9% Y-o-Y and an increase of 1.7% Q-o-Q, respectively.

Commitment rate for area in service was 93.0% at the end of the fourth quarter of 2025, compared with 91.9% at the end of the fourth quarter of 2024 and 92.3% at the end of the third quarter of 2025. Pre-commitment rate for area under construction was 66.1 % at the end of the fourth quarter of 2025, compared with 64.1% at the end of the fourth quarter of 2024 and 73.0% at the end of the third quarter of 2025.

Move-In

Area utilized at the end of the fourth quarter of 2025 was 504,843 sqm, compared with 453,094 sqm at the end of the fourth quarter of 2024 and 486,607 sqm at the end of the third quarter of 2025, an increase of 11.4% Y-o-Y and an increase of 3.7% Q-o-Q, respectively. In the fourth quarter of 2025, gross additional area utilized was 23,073 sqm. Net additional area utilized was 18,236 sqm. In the full year of 2025, gross additional area utilized was 87,500 sqm. Net additional area utilized was 51,750 sqm.

Utilization rate for area in service was 75.5 % at the end of the fourth quarter of 2025, compared with 73.8% at the end of the fourth quarter of 2024 and 74.4% at the end of the third quarter of 2025.

Recent Development

Sale of DayOne Shares

The Company recently announced that it had entered into definitive agreements with DayOne, an independent Singapore-headquartered hyperscale data center platform in which the Company holds a minority equity investment, pursuant to which DayOne will repurchase ordinary shares of DayOne from GDS to the value of US$385 million. The share repurchase price per ordinary share is the same as the price for DayOne’s Series C convertible preferred share new issue. The value of GDS’s remaining equity interest in DayOne implied by the Series C new issue price is over US$2.2 billion, equivalent to US$11.18 per GDS American Depositary Share. GDS intends to reallocate the proceeds of the share repurchase to invest in compelling new business opportunities with attractive return potential in its core business in China. This transaction has been completed.

Private Placement of US$300 million Convertible Preferred Shares

The Company recently announced a private placement of US$300 million of Series B convertible preferred shares to Huatai Capital Investment Limited, a Chinese institutional investor, with a minimum 3.75% p.a. dividend during the first six years from the issuance date, and a conversion price of approximately US$54.43 per GDS’s ADS, subject to anti-dilution adjustment. GDS will use the proceeds from the private placement to fund expansion of its data center capacity and for general corporate purposes. This transaction has been completed.

Business Outlook

For the full year of 2026, the Company expects its total revenues to be between RMB12,400 million to RMB12,900 million, implying a year-on-year increase of between approximately 8.5% to 12.8%; and its Adjusted EBITDA to be between RMB5,750 million to RMB6,000 million, implying a year-on-year increase of between approximately 6.4% to 11.0%. In addition, the Company expects capex to be around RMB9,000 million (before taking into account any potential asset monetization) for the full year of 2026.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on March 17, 2026 (8:00 p.m. Beijing Time on March 17, 2026) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BI4db6059da5b940ca8d2b422ef37e6ef6

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operations from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings’ major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings’ ability to monetize its existing data center assets through transactions such as public REITs, ABS Schemes, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	US$
Assets
Current assets
Cash	7,867,659	14,305,958	2,045,725
Accounts receivable, net of allowance for credit losses	3,021,956	2,467,358	352,828
Value-added-tax (“VAT”) recoverable	240,506	284,967	40,750
Prepaid expenses and other current assets	482,950	1,489,174	212,948
Total current assets	11,613,071	18,547,457	2,652,251
Non-current assets
Long-term investments in equity investees	7,544,555	10,052,348	1,437,467
Property and equipment, net	40,204,133	38,053,824	5,441,624
Prepaid land use rights, net	21,774	16,119	2,305
Operating lease right-of-use assets	5,193,408	4,831,624	690,913
Goodwill and intangible assets, net	6,367,493	5,461,058	780,921
Other non-current assets	2,704,194	3,036,068	434,152
Total non-current assets	62,035,557	61,451,041	8,787,382
Total assets	73,648,628	79,998,498	11,439,633
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	4,341,649	2,951,734	422,092
Convertible bonds payable, current	575	0	0
Accounts payable	2,593,305	1,932,177	276,298
Accrued expenses and other payables	1,389,072	1,437,173	205,513
Operating lease liabilities, current	117,345	110,133	15,749
Finance lease and other financing obligations, current	636,152	697,142	99,690
Total current liabilities	9,078,098	7,128,359	1,019,342
Non-current liabilities
Long-term borrowings, excluding current portion	21,905,985	23,363,213	3,340,895
Convertible bonds payable, non-current	8,576,583	12,144,371	1,736,622
Operating lease liabilities, non-current	1,279,726	1,203,487	172,096
Finance lease and other financing obligations, non-current	7,601,651	7,053,979	1,008,706
Other long-term liabilities	1,537,952	1,368,028	195,625
Total non-current liabilities	40,901,897	45,133,078	6,453,944
Total liabilities	49,979,995	52,261,437	7,473,286
Mezzanine equity
Redeemable preferred shares	1,080,656	1,056,663	151,101
Total mezzanine equity	1,080,656	1,056,663	151,101
GDS Holdings Limited shareholders' equity
Ordinary shares	527	562	80
Additional paid-in capital	29,596,268	31,706,498	4,533,969
Accumulated other comprehensive loss	(1,094,377)	(829,319)	(118,590)
Accumulated deficit	(6,044,372)	(5,094,729)	(728,537)
Total GDS Holdings Limited shareholders' equity	22,458,046	25,783,012	3,686,922
Non-controlling interests	129,931	897,386	128,324
Total equity	22,587,977	26,680,398	3,815,246

Total liabilities, mezzanine equity and equity	73,648,628	79,998,498	11,439,633

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,690,482	2,886,480	2,920,291	417,596	10,321,888	11,428,077	1,634,193
Equipment sales	180	646	1,411	202	180	4,197	600
Total net revenue	2,690,662	2,887,126	2,921,702	417,798	10,322,068	11,432,274	1,634,793
Cost of revenue	(2,112,545)	(2,247,889)	(2,309,275)	(330,222)	(8,099,439)	(8,846,859)	(1,265,084)
Gross profit	578,117	639,237	612,427	87,576	2,222,629	2,585,415	369,709
Operating expenses
Selling and marketing expenses	(30,571)	(40,232)	(42,390)	(6,062)	(116,440)	(149,363)	(21,359)
General and administrative expenses	(259,048)	(228,357)	(199,038)	(28,462)	(917,877)	(897,867)	(128,393)
Research and development expenses	(6,862)	(8,253)	(7,732)	(1,106)	(36,319)	(32,700)	(4,676)
Impairment losses of long-lived assets	0	0	(1,561,235)	(223,254)	0	(1,561,235)	(223,254)
Income (loss) from continuing operations	281,636	362,395	(1,197,968)	(171,308)	1,151,993	(55,750)	(7,973)
Other income (expenses):
Net interest expenses	(458,745)	(375,472)	(412,919)	(59,047)	(1,834,851)	(1,634,857)	(233,781)
Foreign currency exchange gain (loss), net	8,117	(644)	(261)	(37)	18,942	1,489	213
Others, net	29,727	16,068	3,167	453	49,057	38,165	5,458
Gain (loss) on deconsolidation of subsidiaries	0	1,369,304	(62,245)	(8,901)	0	2,364,104	338,062
(Loss) income from continuing operations before income taxes and share of results of equity method investees	(139,265)	1,371,651	(1,670,226)	(238,840)	(614,859)	713,151	101,979
Income tax expenses	(34,144)	(181,875)	(23,283)	(3,329)	(156,053)	(469,717)	(67,169)
Share of results of equity method investees	0	(461,144)	1,230,749	175,995	0	715,928	102,376
Net (loss) income from continuing operations	(173,409)	728,632	(462,760)	(66,174)	(770,912)	959,362	137,186
Discontinued operations
Loss from operations of discontinued operations, net of income taxes	(190,491)	0	0	0	(400,796)	0	0
Gain on deconsolidation of subsidiaries	4,475,539	0	0	0	4,475,539	0	0
Income from discontinued operations	4,285,048	0	0	0	4,074,743	0	0
Net income (loss)	4,111,639	728,632	(462,760)	(66,174)	3,303,831	959,362	137,186
Net (loss) income from continuing operations	(173,409)	728,632	(462,760)	(66,174)	(770,912)	959,362	137,186
Net income from continuing operations attributable to non-controlling interests	(1,268)	(2,657)	(4,293)	(614)	(6,209)	(9,719)	(1,390)
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders	(174,677)	725,975	(467,053)	(66,788)	(777,121)	949,643	135,796
Income from discontinued operations	4,285,048	0	0	0	4,074,743	0	0
Net loss from discontinued operations attributable to non-controlling interests	3,373	0	0	0	7,317	0	0
Net loss from discontinued operations attributable to redeemable non-controlling interests	75,550	0	0	0	120,447	0	0
Net income from discontinued operations attributable to GDS Holdings Limited shareholders	4,363,971	0	0	0	4,202,507	0	0
Net income (loss) attributable to GDS Holdings Limited shareholders	4,189,294	725,975	(467,053)	(66,788)	3,425,386	949,643	135,796
Cumulative dividend on redeemable preferred shares	(13,679)	(13,663)	(13,566)	(1,940)	(54,232)	(54,305)	(7,766)
Net income (loss) available to GDS Holdings Limited ordinary shareholders	4,175,615	712,312	(480,619)	(68,728)	3,371,154	895,338	128,030
Income (loss) per ordinary share
Basic	2.81	0.46	(0.31)	(0.04)	2.29	0.59	0.08
Diluted	2.81	0.40	(0.31)	(0.04)	2.29	0.55	0.08
Weighted average number of ordinary share outstanding
Basic	1,484,083,188	1,541,705,225	1,554,302,551	1,554,302,551	1,475,079,754	1,520,535,019	1,520,535,019
Diluted	1,484,083,188	1,984,256,384	1,554,302,551	1,554,302,551	1,475,079,754	1,644,556,988	1,644,556,988

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	4,111,639	728,632	(462,760)	(66,174)	3,303,831	959,362	137,186
Foreign currency translation adjustments, net of nil tax	(391,639)	71,156	103,487	14,798	74,741	222,024	31,749
Defined benefit plan, net of nil tax	(41)	0	0	0	(41)	0	0
Amounts reclassified from accumulated other comprehensive loss	(96,957)	0	0	0	(96,957)	0	0
Other comprehensive (loss) income from share of results of equity method investees	0	(52,070)	(4,751)	(679)	0	43,467	6,216
Comprehensive income (loss)	3,623,002	747,718	(364,024)	(52,055)	3,281,574	1,224,853	175,151
Comprehensive loss (income) attributable to non-controlling interests	6,631	(2,668)	(4,180)	(598)	(1,076)	(10,152)	(1,452)
Comprehensive loss attributable to redeemable non-controlling interests	126,721	0	0	0	24,904	0	0
Comprehensive income (loss) attributable to GDS Holdings Limited shareholders	3,756,354	745,050	(368,204)	(52,653)	3,305,402	1,214,701	173,699

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	4,111,639	728,632	(462,760)	(66,174)	3,303,831	959,362	137,186
Net income from discontinued operations	(4,285,048)	0	0	0	(4,074,743)	0	0
Depreciation and amortization	865,896	860,931	885,229	126,586	3,243,004	3,459,294	494,672
Amortization of debt issuance cost and debt discount	18,290	16,227	26,454	3,783	110,724	96,654	13,821
Share-based compensation expense	82,965	74,703	85,494	12,225	296,487	283,376	40,523
Share of results of equity method investees	0	461,144	(1,230,749)	(175,995)	0	(715,928)	(102,376)
(Gain) loss on deconsolidation of subsidiaries	0	(1,369,304)	62,245	8,901	0	(2,364,104)	(338,062)
Impairment losses of long-lived assets	0	0	1,561,235	223,254	0	1,561,235	223,254
Others	(29,703)	5,989	(12,801)	(1,831)	(115,941)	(8,620)	(1,233)
Changes in operating assets and liabilities	315,821	(41,820)	69,210	9,896	(543,700)	93,985	13,440
Net cash provided by operating activities from continuing operations	1,079,860	736,502	983,557	140,645	2,219,662	3,365,254	481,225
Net cash used in operating activities from discontinued operations	(150,554)	0	0	0	(281,297)	0	0
Net cash provided by operating activities	929,306	736,502	983,557	140,645	1,938,365	3,365,254	481,225
Purchase of property and equipment and land use rights	(381,382)	(1,421,828)	(914,640)	(130,791)	(2,965,384)	(4,610,594)	(659,306)
Receipts (payments) related to acquisitions and investments	27,000	1,715,146	(9,828)	(1,405)	1,125,023	2,245,505	321,103
Purchases of time deposits	0	0	(674,910)	(96,511)	0	(674,910)	(96,511)
Net cash (used in) provided by investing activities from continuing operations	(354,382)	293,318	(1,599,378)	(228,707)	(1,840,361)	(3,039,999)	(434,714)
Net cash used in investing activities from discontinued operations	(3,011,040)	0	0	0	(6,920,177)	0	0
Net cash (used in) provided by investing activities	(3,365,422)	293,318	(1,599,378)	(228,707)	(8,760,538)	(3,039,999)	(434,714)
Net cash (used in) provided by financing activities from continuing operations	(612,447)	(822,047)	1,508,285	215,682	174,295	6,106,016	873,148
Net cash provided by financing activities from discontinued operations	11,441,448	0	0	0	16,883,042	0	0
Net cash provided by (used in) financing activities	10,829,001	(822,047)	1,508,285	215,682	17,057,337	6,106,016	873,148
Effect of exchange rate changes on cash and restricted cash	(6,457)	(29,724)	(38,135)	(5,454)	(13,592)	(83,774)	(11,980)
Net increase of cash and restricted cash	8,386,428	178,049	854,329	122,166	10,221,572	6,347,497	907,679
Cash and restricted cash at beginning of period	9,753,076	13,321,389	13,586,698	1,942,872	7,917,932	8,093,530	1,157,359
Reclassification as assets of disposal group classified as held for sale	0	87,260	0	0	0	0	0
Cash and restricted cash at end of period	18,139,504	13,586,698	14,441,027	2,065,038	18,139,504	14,441,027	2,065,038
Less: Cash and restricted cash of discontinued operations at deconsolidation date	(10,045,974)	0	0	0	(10,045,974)	0	0
Cash and restricted cash of continuing operations at end of period	8,093,530	13,586,698	14,441,027	2,065,038	8,093,530	14,441,027	2,065,038

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended							Year ended
	December 31, 2024		September 30, 2025		December 31, 2025			December 31, 2024		December 31, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Gross profit	578,117	21.5	639,237	22.1	612,427	87,576	21.0	2,222,629	21.5	2,585,415	369,709	22.6
Depreciation and amortization	786,869	29.2	800,517	27.7	827,079	118,271	28.2	2,947,444	28.6	3,211,965	459,304	28.0
Operating lease cost relating to prepaid land use rights	11,996	0.4	11,499	0.4	11,564	1,654	0.4	44,872	0.4	46,478	6,646	0.4
Accretion expenses for asset retirement costs	1,709	0.1	1,797	0.1	1,776	254	0.1	6,827	0.1	7,218	1,032	0.1
Share-based compensation expenses	18,002	0.7	19,505	0.7	25,045	3,580	0.9	92,402	0.9	64,294	9,194	0.6
Adjusted GP	1,396,693	51.9	1,472,555	51.0	1,477,891	211,335	50.6	5,314,174	51.5	5,915,370	845,885	51.7

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended							Year ended
	December 31, 2024		September 30, 2025		December 31, 2025			December 31, 2024		December 31, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue

Net income (loss)	4,111,639	152.8	728,632	25.2	(462,760)	(66,174)	(15.8)	3,303,831	32.0	959,362	137,186	8.4
Income from discontinued operations	(4,285,048)	(159.3)	0	0.0	0	0	0.0	(4,074,743)	(39.5)	0	0	0.0
Net (loss) income from continuing operations	(173,409)	(6.5)	728,632	25.2	(462,760)	(66,174)	(15.8)	(770,912)	(7.5)	959,362	137,186	8.4
Net interest expenses	458,745	17.0	375,472	13.0	412,919	59,047	14.1	1,834,851	17.8	1,634,857	233,781	14.3
Income tax expenses	34,144	1.3	181,875	6.3	23,283	3,329	0.8	156,053	1.5	469,717	67,169	4.1
Share of results of equity method investees	0	0.0	461,144	16.0	(1,230,749)	(175,995)	(42.1)	0	0.0	(715,928)	(102,376)	(6.3)
(Gain) loss on deconsolidation of subsidiaries	0	0.0	(1,369,304)	(47.4)	62,245	8,901	2.1	0	0.0	(2,364,104)	(338,062)	(20.7)
Depreciation and amortization	865,896	32.2	860,931	29.8	885,229	126,586	30.3	3,243,004	31.3	3,459,294	494,672	30.3
Operating lease cost relating to prepaid land use rights	27,609	1.0	26,949	0.9	26,951	3,854	0.9	110,126	1.1	108,435	15,506	0.9
Accretion expenses for asset retirement costs	1,709	0.1	1,797	0.1	1,776	254	0.1	6,827	0.1	7,218	1,032	0.1
Share-based compensation expenses	82,965	3.1	74,703	2.6	85,494	12,225	2.9	296,487	2.9	283,376	40,523	2.5
Impairment losses of long-lived assets	0	0.0	0	0.0	1,561,235	223,254	53.4	0	0.0	1,561,235	223,254	13.7
Adjusted EBITDA	1,297,659	48.2	1,342,199	46.5	1,365,623	195,281	46.7	4,876,436	47.2	5,403,462	772,685	47.3